SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations

UPM-Kymmene Corporation Stock Exchange Release November 16, 2006 at 10:40

EU competition authorities to close investigations into certain UPM products

The European Commission competition authority has informed UPM of its decision to close the investigations into newsprint, magazine paper, label paper and self-adhesive labelstock markets.

The fine paper investigation was closed by the Commission in August 2006.

The competition authorities in various countries are continuing investigations into alleged antitrust activities with respect to various products of the company.

In April 2003, the US Department of Justice informed UPM that it had opened a criminal investigation into competitive practices in the labelstock industry. In consequence, UPM initiated an internal investigation of competitive practices in all its units and implemented additional competition law compliance programmes for its employees clearly signalling zero tolerance for any antitrust activity.

In January 2004, after the internal investigation and to follow sound principles of corporate governance, UPM decided to approach competition authorities in the European Union, the United States, Canada and subsequently in other countries. The US Department of Justice, the EU authorities and the authorities in several of its Member States, Canada and certain other countries have granted UPM conditional full immunity or have provided the company with written assurances that it will not be prosecuted with respect to certain conducts disclosed to the authorities.

For further information, please contact:

Mr Juha Mäkelä, General Counsel, UPM, tel. +358 204 15 0407

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com